March 26, 2019

Xi Wen
Chairman, President, Chief Executive Officer and Secretary
Senmiao Technology Ltd
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

       Re: Senmiao Technology Ltd
           Registration Statement on Form S-3
           Filed March 19, 2019
           File No. 333-230397

Dear Mr. Wen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services